06005107

S. [illegible] COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1st 2005 AND ENDING December 31st 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Independent Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1036 E Iron Eagle Dr. Suite 120
(No. and Street)

Eagle | ID | 83616
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ryan Carlson (208) 489-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin Roy Smith / Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

877 W. Main Ste. 800 | Boise | ID | 83702
(Address) | (City) | (State) | (Zip Code)

PROCESSED
MAY 01 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2006
WASH. D.C.
160

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ryan Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Independent Securities Group, LLC, as of December 31st, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Patricia M Marples

Notary Public Exp 12/20/2011

PATRICIA M. MARPLES NOTARY PUBLIC STATE OF IDAHO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
DECEMBER 31, 2005

AMERICAN INDEPENDENT SECURITIES GROUP, LLC

AMERICAN INDEPENDENT SECURITIES GROUP, INC.

Table of Contents

EideBailly

CPAs & BUSINESS ADVISORS

INTERNAL CONTROL REPORT

Board of Directors
American Independent Securities Group, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of American Independent Securities Group, LLC. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the

financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Boise, Idaho
February 14, 2006

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
American Independent Securities Group, LLC

We have audited the accompanying statement of financial condition of American Independent Securities Group, LLC (the Company) as of December 31, 2005, and the related statement of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Independent Securities Group, LLC at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Boise, Idaho
February 14, 2006

PEOPLE. PRINCIPLES. POSSIBILITIES.

www.eidebailly.com

877 West Main St., Ste. 800 ▮ Boise, Idaho 83702-5858 ▮ Phone 208.344.7150 ▮ Fax 208.344.7435 ▮ EOE

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS	
CURRENT ASSETS	
Cash	$ 75,987
Accounts receivable	42,127
Prepaid and other assets	12,595
TOTAL CURRENT ASSETS	130,709
Property and equipment, at cost, net of accumulated depreciation of $487	14,186
TOTAL ASSETS	$ 144,895
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 10,337
Accrued liabilities	30,713
TOTAL CURRENT LIABILITIES	41,050
MEMBERS' EQUITY	
Contributions	222,000
Retained Earnings	(118,155)
TOTAL MEMBERS' EQUITY	103,845
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 144,895

See Accompanying Notes to Financial Statements

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENT OF INCOME
Year Ended December 31, 2005

REVENUES	
Commissions	$ 163,456
Other revenue	1,426
TOTAL REVENUE	164,882
EXPENSES	
Commissions	116,993
Administrative	102,251
Salaries and wages	63,793
TOTAL EXPENSES	283,037
NET LOSS	$ (118,155)

See Accompanying Notes to Financial Statements

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2005

Balance December 31, 2004	$ -
Contributions	222,000
Net Loss	(118,155)
Balance December 31, 2005	$ 103,845

See Accompanying Notes to Financial Statements

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (118,155)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation	487
Changes in assets and liabilities	
Accounts receivable	(42,127)
Prepaid and other assets	(12,595)
Accounts payable	10,337
Accrued liabilities	30,713
NET CASH USED BY OPERATING ACTIVITIES	(131,340)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(14,673)
NET CASH USED BY INVESTING ACTIVITIES	(14,673)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	222,000
NET CASH PROVIDED FROM FINANCING ACTIVITIES	222,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	75,987
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2004	-
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2005	$ 75,987

See Accompanying Notes to Financial Statements

Note A Nature of Organization and Operations

American Independent Securities Group, LLC (AISG, LLC) was formed December 30, 2004, is a fully disclosed Broker Dealer. AISG, LLC offers all of the services and agreements a captive financial advisor would need to start an independent practice. The services provided are: holding and servicing all sales agreements with investments companies, keeping all registrations and educational requirements current, offering the systems that allow financial advisor's to buy and sell stocks, bonds and mutual funds and review and supervising all transactions to make sure they are within the guide lines and suitable for their clients. Operations began October 2005.

Income Recognition

The Focus reports, books, and records of AISG, LLC are maintained on the accrual basis (for financial reporting according to generally accepted accounting principles).

Income Tax Status

AISG, LLC elected to be treated as a Partnership for tax purposes. Accordingly, no provision or liability for federal or state income taxes is reflected in the accompanying financial statements. instead, the Members are liable for individual federal or state income taxes on their respective shares of the Company's taxable income..

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents generally consists of cash on hand, cash in banks and other investments with an original maturity of three months or less.

Account Receivable

At December 31, 2005, net commissions receivable of $42,127 were due from the Company's clients for trades clearing in the month ending December 31, 2005.

Property and Equipment

Property and equipment is stated at cost. The cost of property and equipment is depreciated over the estimated useful lives (7-10 years). Depreciation is computed using the straightline method. Expenditures for major renewals or betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Note B Statement of Changes in Liabilities Subordinated to Claims of General Creditors

As of December 31, 2005, AISG, LLC did not have any subordinated liabilities, therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in this financial report.

Note C Procedures Followed for Safeguarding Securities

Due to the nature of the practice of AISG, LLC, they do not hold funds or securities of customers. Since AISG, LLC does not hold funds or securities, a review of procedures for safeguarding securities was not included within the scope of this audit under Rule 15c3-3.

Note D Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 the company had a net capital of $77,064 and net capital requirements of $50,000. The Corporation does not have any custodian accounts or investor funds held.

Note E Advertising Expense

Advertising expense for the year ended December 31, 2005 was $1,634.

Note F Related Party Transactions

Beginning March 2005, the Company rented office space from a Sellin Properties L.P., a related party. Rent expense for the year ended December 31, 2005 was $3,750.

SUPPLEMENTARY INFORMATION

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Net capital	
Total stockholder's equity	$ 103,845
Less nonallowable assets	26,781
	$ 77,064
Aggregate indebtedness	
Other accounts payable	$ 41,050
Computation of basic net capital requirement	
Base minimum net capital required	$ 50,000
Calculated minimum net capital required	$ 2,737
Excess net capital	$ 27,064
Excess net capital at 1000%	$ 72,958
Ratio: Aggregate indebtedness to net capital	.53 to 1
Reconciliation with company's computation	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 105,120
Less nonallowable assets	25,680
	79,440
Audit adjustments to record additional accounts payables	(1,276)
Audit adjustments to prepaid and other assets	(1,100)
Net capital per above	$ 77,064